JM

Johnson Matthey

September 4, 2007

Robert M. Talley
President-Corporate, General Counsel
and Secretary
Office of the President

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED
7004 2890 0002 4356 3823
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20546

Re: Johnson Matthey PLC - File No. 82-2272

Dear Sirs:

Pursuant to Johnson Matthey PLC's undertaking to furnish the Securities Exchange Commission with certain information described in its request for exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, as more fully set forth in its letter of 28th September 1988, Johnson Matthey hereby submits the following:

1.	**Regulatory Announcement**	**02 Aug 2007**
2.	**Regulatory Announcement**	**03 Aug 2007**
3.	**Regulatory Announcement**	**03 Aug 2007**
4.	**Regulatory Announcement**	**03 Aug 2007**
5.	**Regulatory Announcement**	**06 Aug 2007**
6.	**Regulatory Announcement**	**06 Aug 2007**
7.	**Regulatory Announcement**	**07 Aug 2007**
8.	**Notification of Transactions of Directors/Persons**	**07 Aug 2007**
9.	**Regulatory Announcement**	**08 Aug 2007**
10.	**Notification of Transactions of Directors/Persons**	**08 Aug 2007**
11.	**Notification of Transactions of Directors/Persons**	**10 Aug 2007**
12.	**Regulatory Announcement**	**14 Aug 2007**
13.	**Notification of Transactions of Directors/Persons**	**14 Aug 2007**
14.	**Notification of Transactions of Directors/Persons**	**14 Aug 2007**
15.	**Notification of Transactions of Directors/Persons**	**16 Aug 2007**
16.	**Regulatory Announcement**	**21 Aug 2007**
17.	**Regulatory Announcement**	**22 Aug 2007**
18.	**Regulatory Announcement**	**23 Aug 2007**
19.	**Regulatory Announcement**	**03 Sept 2007**

The Company understands that pursuant to Rule 12g3-2(b) the information furnished hereby, is not deemed to be "filed" with the Commission and that the furnishing of such information does not constitute an admission for any purpose that the Company is subject to the Act.

JOHNSON MATTHEY INC.
NORTH AMERICAN CORPORATE
Suite 600, 435 Devon Park Drive, Wayne PA 19087-1998 TEL: (610) 971-3131, FAX: (610) 971-3022

If you have any questions concerning the foregoing, please contact me at the address and telephone number indicated on this letter.

Very truly yours,

Robert M. Talley
President - Corporate, General Counsel & Sécretary

RMT/lls
Enclosures
cc: S. A. Farrant (w/o encl.)
A. Purtill (w/o encl.)

Transaction in Own Shares

Johnson Matthey PLC announces that on 1 August 2007 it purchased 2,576 ordinary shares at a price of 1654.34 pence per share. All of the purchased shares will be held as treasury shares.

Following the above purchase, Johnson Matthey PLC holds 4,553,333 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 216,120,280.

Therefore, the total number of Johnson Matthey PLC ordinary shares with voting rights is 216,120,280. This figure may be used by shareholders and other parties subject to disclosure obligations as the denominator for calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Johnson Matthey PLC under the FSA's Disclosure and Transparency Rules.

S Farrant
Company Secretary
2 August 2007

Transaction in Own Shares

Johnson Matthey PLC announces that on 2 August 2007 it purchased 230,625 ordinary shares at a price of 1675.44 pence per share. All of the purchased shares will be held as treasury shares.

Following the above purchase, Johnson Matthey PLC holds 4,783,958 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 215,889,655.

Therefore, the total number of Johnson Matthey PLC ordinary shares with voting rights is 215,889,655. This figure may be used by shareholders and other parties subject to disclosure obligations as the denominator for calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Johnson Matthey PLC under the FSA's Disclosure and Transparency Rules.

S Farrant
Company Secretary
3 August 2007

RELEASE OF SHARES UNDER THE JOHNSON MATTHEY LONG TERM INCENTIVE PLAN 1998

Johnson Matthey plc sets out below details of ordinary shares of £1 each which were released under the Johnson Matthey Long Term Incentive Plan 1998 on 2 August 2007 to Persons Discharging Managerial Responsibilities. The shares were allocated on 2 August 2004.

Name		*Number of shares released*	*Number of shares sold on 2 August 2007*	*Sale Price £*	*Number of shares retained*
N A P Carson	Director	44,937	18,425	16.7544	26,512
P N Hawker	Director	17,456	17,456	16.7544	-
D W Morgan	Director	21,091	21,091	16.7544	-
L C Pentz	Director	16,558	16,558	16.7544	-
J N Sheldrick	Director	27,961	11,465	16.7544	16,496
W F Sandford	Senior Executive	10,490	10,490	16.7544	-
F K Sheffy	Senior Executive	10,848	10,848	16.7544	-
I F Stephenson	Senior Executive	11,707	4,800	16.7544	6,907
S Farrant	Senior Executive	3,691	3,691	16.7544	-
N Whitley	Senior Executive	3,735	3,735	16.7544	-

Following the above release, the total number of shares currently allocated to directors under the Johnson Matthey Long Term Incentive Plan 1998 and the Johnson Matthey Long Term Incentive Plan 2007 is as follows:

N A P Carson	181,430
P N Hawker	70,982
D W Morgan	72,348
L C Pentz	70,982
J N Sheldrick	96,276

Angela Purtill
Assistant Company Secretary
Johnson Matthey plc
Tel: 020 7269 8461
3 August 2007

END

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

   Johnson Matthey plc

2. Reason for the notification:

   An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

   BlackRock, Inc.

4. Full name of shareholder(s) (if different from 3.):

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

   31 July 2007

6. Date on which issuer notified:

   2 August 2007

7. Threshold(s) that is/are crossed or reached:

   Gone below 5%

8. Notified details:

   VOTING RIGHTS ATTACHED TO SHARES:

   Class/type of shares (if possible using the ISIN CODE):

   GB0004764071

   Situation previous to the triggering transaction:

   Number of shares: 10,899,396

   Number of voting rights: 10,899,396

   Resulting situation after the triggering transaction:

   Number of shares (direct): N/A

   Number of voting rights (direct): N/A

   Number of voting rights (indirect): 10,658,972

   % of voting rights (direct): N/A

   % of voting rights (indirect): 4.93%

   Total voting rights: 10,658,972 shares (4.93%)

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held if applicable:

   BlackRock Investment Management (UK) Limited – 10,658,972 (4.93%)

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional Information

14. Contact Name:

    Angela Purtill, Assistant Company Secretary, Johnson Matthey plc

15. Contact Telephone Number:

    020 7269 8461

    3 August 2007

Transaction in Own Shares

Johnson Matthey PLC announces that on 3 August 2007 it purchased 32,212 ordinary shares at a price of 1662.05 pence per share. All of the purchased shares will be held as treasury shares.

Following the above purchase, Johnson Matthey PLC holds 4,816,170 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 215,857,443.

Therefore, the total number of Johnson Matthey PLC ordinary shares with voting rights is 215,857,443. This figure may be used by shareholders and other parties subject to disclosure obligations as the denominator for calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Johnson Matthey PLC under the FSA's Disclosure and Transparency Rules.

S Farrant
Company Secretary
6 August 2007

Transaction in Own Shares

Johnson Matthey PLC announces that it has today purchased 1,121 ordinary shares at a price of 1642.11 pence per share. All of the purchased shares will be held as treasury shares.

Following the above purchase, Johnson Matthey PLC holds 4,817,291 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 215,856,322.

Therefore, the total number of Johnson Matthey PLC ordinary shares with voting rights is 215,856,322. This figure may be used by shareholders and other parties subject to disclosure obligations as the denominator for calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Johnson Matthey PLC under the FSA's Disclosure and Transparency Rules.

S Farrant
Company Secretary
6 August 2007

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

   Johnson Matthey plc

2. Reason for the notification:

   An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

   BlackRock, Inc.

4. Full name of shareholder(s) (if different from 3.):

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

   3 August 2007

6. Date on which issuer notified:

   6 August 2007

7. Threshold(s) that is/are crossed or reached:

   Gone above 5%

8. Notified details:

   VOTING RIGHTS ATTACHED TO SHARES:

   Class/type of shares (if possible using the ISIN CODE):

   GB0004764071

   Situation previous to the triggering transaction:

   Number of shares: 10,658,972

   Number of voting rights: 10,658,972

   Resulting situation after the triggering transaction:

   Number of shares (direct): N/A

   Number of voting rights (direct): N/A

   Number of voting rights (indirect): 10,908,972

   % of voting rights (direct): N/A

   % of voting rights (indirect): 5.05%

   Total voting rights: 10,908,972 shares (5.05%)

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held if applicable:

   BlackRock Investment Management (UK) Limited – 10,908,972 (5.05%)

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional Information

14. Contact Name:

    Angela Purtill, Assistant Company Secretary, Johnson Matthey plc

15. Contact Telephone Number:

    020 7269 8461

    7 August 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4(R)(1)(a); or (ii) DR 3.1.4 (R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985 or (iii) both (i) and (ii):

A M Thomson (iii)
S Farrant (i)

3. Name of person discharging managerial responsibilities/director:

A M Thomson
S Farrant

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

In respect of person named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

A M Thomson
S Farrant

8. State the nature of the transaction:

Dividend Reinvestment – purchase of shares

9. Number of shares, debentures or financial instruments relating to shares acquired:

A M Thomson	31
S Farrant	6

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£16.70

14. Date and place of transaction:

7 August 2007, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

A M Thomson – 2,244

16. Date issuer informed of transaction:

7 August 2007

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification

7 August 2007

Transaction in Own Shares

Johnson Matthey PLC announces that on 7 August 2007 it purchased 1,924 ordinary shares at a price of 1667.19 pence per share. All of the purchased shares will be held as treasury shares.

Following the above purchase, Johnson Matthey PLC holds 4,819,215 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 215,854,398.

Therefore, the total number of Johnson Matthey PLC ordinary shares with voting rights is 215,854,398. This figure may be used by shareholders and other parties subject to disclosure obligations as the denominator for calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Johnson Matthey PLC under the FSA's Disclosure and Transparency Rules.

S Farrant
Company Secretary
8 August 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4(R)(1)(a); or (ii) DR 3.1.4 (R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985 or (iii) both (i) and (ii):

N A P Carson	(iii)
P N Hawker	(iii)
S Farrant	(i)
I F Stephenson	(i)
N Whitley	(i)

3. Name of person discharging managerial responsibilities/director:

N A P Carson
P N Hawker
S Farrant
I F Stephenson
N Whitley

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

In respect of persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

Computershare Trustees Limited

8. State the nature of the transaction:

Dividend reinvestment in the Johnson Matthey Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

N A P Carson	33
P N Hawker	33

S Farrant	33
I F Stephenson	33
N Whitley	25

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£16.65

14. Date and place of transaction:

7 August 2007, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N A P Carson	87,943
P N Hawker	15,447

16. Date issuer informed of transaction:

7 August 2007

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification

8 August 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

Johnson Matthey PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4(R)(1)(a); or (ii) DR 3.1.4 (R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985 or (iii) both (i) and (ii):

N A P Carson	(iii)
P N Hawker	(iii)
D W Morgan	(iii)
L C Pentz	(iii)
J N Sheldrick	(iii)
S Farrant	(i)
W F Sandford	(i)
I F Stephenson	(i)

3. Name of persons discharging managerial responsibilities/director:

N A P Carson
P N Hawker
D W Morgan
L C Pentz
J N Sheldrick
S Farrant
W F Sandford
I F Stephenson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

In respect of persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

N/A

8. State the nature of the transaction:

Exercise of executive share options and subsequent disposal/retention of shares. Details are as follows:

	Ordinary Shares under option	*Date of Grant*	*Exercise Price (£)*	*Number Disposed*	*Number Retained*	*Sale Price (£)*
N A P Carson	75,678	21 July 2004	8.92	68,110	7,568	17.84

P N Hawker	36,746	21 July 2004	8.92	36,746	-	17.84
D W Morgan	44,397	21 July 2004	8.92	44,397	-	17.84
L C Pentz	34,857	21 July 2004	8.92	34,857	-	17.84
J N Sheldrick	58,861	21 July 2004	8.92	52,974	5,887	17.84
S Farrant	12,948	21 July 2004	8.92	12,948	-	17.84
W F Sandford	24,843	21 July 2004	8.92	24,843	-	17.84
I F Stephenson	27,725	21 July 2004	8.92	27,725	-	17.84

9. Number of shares, debentures or financial instruments relating to shares acquired:

See Question 8

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

See Question 8

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

0.14%

13. Price per share or value of transaction:

£17.84

14. Date and place of transaction:

9 August 2007, London

15. Date issuer informed of transaction:

9 August 2007

16. Any additional information:

N/A

17. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification
10 August 2007

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

   Johnson Matthey plc

2. Reason for the notification:

   An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

   BlackRock, Inc.

4. Full name of shareholder(s) (if different from 3.):

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

   09 August 2007

6. Date on which issuer notified:

   13 August 2007

7. Threshold(s) that is/are crossed or reached:

   Gone below 5%

8. Notified details:

   VOTING RIGHTS ATTACHED TO SHARES:

   Class/type of shares (if possible using the ISIN CODE):

   GB0004764071

   Situation previous to the triggering transaction:

   Number of shares: 10,908,972

   Number of voting rights: 10,908,972

   Resulting situation after the triggering transaction:

   Number of shares (direct): N/A

   Number of voting rights (direct): N/A

   Number of voting rights (indirect): 10,777,994

   % of voting rights (direct): N/A

   % of voting rights (indirect): 4.99%

   Total voting rights: 10,777,994 shares (4.99%)

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held if applicable:

   BlackRock Investment Management (UK) Limited – 10,777,994 (4.99%)

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional Information

14. Contact Name:

    Angela Purtill, Assistant Company Secretary, Johnson Matthey plc

15. Contact Telephone Number:

    020 7269 8461

    14 August 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4(R)(1)(a); or (ii) DR 3.1.4 (R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985 or (iii) both (i) and (ii):

N A P Carson	(iii)
L C Pentz	(iii)
F K Sheffy	(i)

3. Name of person discharging managerial responsibilities/director:

N A P Carson
L C Pentz
F K Sheffy

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

In respect of persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

T Rowe Price Trust as Trustee of the Johnson Matthey Salaried Employees Savings Investment Plan

8. State the nature of the transaction:

Dividend reinvestment by the Trustee of the Johnson Matthey Salaried Employees Savings Investment Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

N A P Carson	6 Ordinary Shares of £1 each
L C Pentz	89 Ordinary Shares of £1 each
F K Sheffy	16 Ordinary Shares of £1 each

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£17.56

14. Date and place of transaction:

7 August 2007, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N A P Carson	95,517
L C Pentz	18,705

16. Date issuer informed of transaction:

10 August 2007

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification

14 August 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

   Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4(R)(1)(a); or (ii) DR 3.1.4 (R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985 or (iii) both (i) and (ii):

   (i)

3. Name of person discharging managerial responsibilities/director:

   F K Sheffy

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

   No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

   In respect of person named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

   Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

   T Rowe Price Trust as Trustee of the Johnson Matthey Salaried Employees Savings Investment Plan

8. State the nature of the transaction:

   Regular purchase of shares by the Trustee of the Johnson Matthey Salaried Employees Savings Investment Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

16 April 2007	17 Ordinary Shares of £1 each
2 May 2007	17 Ordinary Shares of £1 each
15 May 2007	17 Ordinary Shares of £1 each
29 May 2007	17 Ordinary Shares of £1 each
13 June 2007	16 Ordinary Shares of £1 each
27 June 2007	16 Ordinary Shares of £1 each
12 July 2007	15 Ordinary Shares of £1 each
24 July 2007	15 Ordinary Shares of £1 each

7 August 2007	16 Ordinary Shares of £1 each

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

    Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

    N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

    N/A

13. Price per share or value of transaction:

16 April 2007	£16.27
2 May 2007	£15.63
15 May 2007	£15.82
29 May 2007	£15.71
13 June 2007	£16.53
27 June 2007	£16.91
12 July 2007	£17.59
24 July 2007	£17.69
7 August 2007	£16.66

14. Date and place of transaction:

    See above dates. All transactions took place in London.

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

16. Date issuer informed of transaction:

    10 August 2007

17. Date of grant:

18. Period during which or date on which it can be exercised:

19. Total amount paid (if any) for grant of the option:

20. Description of shares or debentures involved (class and number):

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

22. Total number of shares or debentures over which options held following notification:

23. Any additional information:

    .

24. Name of contact and telephone for queries:

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification

14 August 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4(R)(1)(a); or (ii) DR 3.1.4 (R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985 or (iii) both (i) and (ii):

N A P Carson	(iii)
P N Hawker	(iii)
D W Morgan	(iii)
L C Pentz	(iii)
J N Sheldrick	(iii)
S Farrant	(i)
W F Sandford	(i)
I F Stephenson	(i)
N Whitley	(i)

3. Name of person discharging managerial responsibilities/director:

N A P Carson
P N Hawker
D W Morgan
L C Pentz
J N Sheldrick
S Farrant
W F Sandford
I F Stephenson
N Whitley

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

In respect of persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

Computershare Trustees Limited

8. State the nature of the transaction:

Monthly acquisition of shares via the Johnson Matthey Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

N A P Carson	24
P N Hawker	24
D W Morgan	24
L C Pentz	24
J N Sheldrick	24
S Farrant	24
W F Sandford	24
I F Stephenson	24
N Whitley	21

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£16.035

14. Date and place of transaction:

15 August 2007, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N A P Carson	95,541
P N Hawker	15,471
D W Morgan	40,693
L C Pentz	18,729
J N Sheldrick	97,011

16. Date issuer informed of transaction:

16 August 2007

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification

16 August 2007

Transaction in Own Shares

Johnson Matthey PLC announces that on 20 August 2007 it purchased 300,000 ordinary shares at a price of 1591.25 pence per share. All of the purchased shares will be held as treasury shares.

Following the above purchase, Johnson Matthey PLC holds 4,819,215 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 215,554,398.

Therefore, the total number of Johnson Matthey PLC ordinary shares with voting rights is 215,554,398. This figure may be used by shareholders and other parties subject to disclosure obligations as the denominator for calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Johnson Matthey PLC under the FSA's Disclosure and Transparency Rules.

S Farrant
Company Secretary
21 August 2007

Transaction in Own Shares

Johnson Matthey PLC announces that on 21 August 2007 it purchased 180,000 ordinary shares at a price of 1586.92 pence per share. All of the purchased shares will be held as treasury shares.

Following the above purchase, Johnson Matthey PLC holds 5,299,215 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 215,374,398.

Therefore, the total number of Johnson Matthey PLC ordinary shares with voting rights is 215,374,398. This figure may be used by shareholders and other parties subject to disclosure obligations as the denominator for calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Johnson Matthey PLC under the FSA's Disclosure and Transparency Rules.

S Farrant
Company Secretary
22 August 2007

Transaction in Own Shares

Johnson Matthey PLC announces that on 22 August 2007 it purchased 252,524 ordinary shares at a price of 1602.01 pence per share. All of the purchased shares will be held as treasury shares.

Following the above purchase, Johnson Matthey PLC holds 5,551,739 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 215,121,874.

Therefore, the total number of Johnson Matthey PLC ordinary shares with voting rights is 215,121,874. This figure may be used by shareholders and other parties subject to disclosure obligations as the denominator for calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Johnson Matthey PLC under the FSA's Disclosure and Transparency Rules.

S Farrant
Company Secretary
23 August 2007

Regulatory Announcement

Go to market news section

Free annual report

Company	Johnson Matthey PLC
TIDM	JMAT
Headline	Total Voting Rights
Released	11:44 03-Sep-07
Number	PRNUK-0309

JM Johnson Matthey

Total Voting Rights

In accordance with Rule 5.6.1 of the Disclosure and Transparency Rules, Johnson Matthey PLC advises that, as at 31 August 2007, it had an issued share capital of 220,673,613 ordinary shares of £1 each and held 5,551,739 ordinary shares of £1 each in treasury.

Therefore, the total number of Johnson Matthey PLC ordinary shares with voting rights is 215,121,874.

The above figure 215,121,874 may be used by shareholders and other parties subject to disclosure obligations as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Johnson Matthey PLC under the Disclosure and Transparency Rules.

S Farrant
Company Secretary

3 September 2007

END

Close

END